UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2025

Commission File Number 001-15030

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo

22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report is incorporated by reference in the registration statements on Form F-3/A filed by us and Vale Overseas Limited with the U.S. Securities and Exchange Commission (“SEC”) on April 25, 2023 (File Nos. 333-271248 and 333-271248-01).

Exhibit 15.1: Awareness Letter of PricewaterhouseCoopers Auditores Independentes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ Rodrigo Sebollela Duque Estrada Regis
Name: Rodrigo Sebollela Duque Estrada Regis Title: Attorney-in-fact

Date: February 24, 2025